UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMP HOLDING INC.
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

001754100
(CUSIP Number)

March 13, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001754100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen D. Baksa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,860,275 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,860,275 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,860,275 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.8%
12.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 8,541,941 shares of common stock held directly by Mr. Baksa, (ii) 310,000 shares held by the Stephen D. Baksa 2012 Trust F/B/O Sarah E. Marra, F/B/O Brian S. Baksa, (iii) a common stock purchase warrant to acquire 1,250,000 shares of common stock at $0.40 per share, (iv) a common stock purchase warrant to acquire 125,000 shares of common stock at $0.80 per share, (v) a common stock purchase warrant to acquire 83,334 shares of common stock at $0.80 per share, (vi) a common stock purchase warrant to acquire 150,000 shares of common stock at $0.25 per share, (vii) a common stock purchase warrant to acquire 50,000 shares of common stock at $0.25 per share, (viii) a common stock purchase warrant to acquire 100,000 shares of common stock at $0.25 per share and (ix) a common stock purchase warrant to acquire 250,000 shares of common stock at $0.40 per share.

Item 1.	(a)	Name of Issuer

AMP Holding Inc. (the “ Issuer ”)

	(b)	Address of Issuer’s Principal Executive Offices

100 Commerce Drive Loveland, Ohio 45140

Item 2.	(a)	Name of Person Filing Stephen D. Baksa

	(b)	Address of Principal Business Office or, if none, Residence 2 Woods Lane Chatham, NJ 07928

	(c)	Citizenship

New Jersey

	(d)	Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “ Common Stock ”) and Common Stock Purchase Warrants to acquire Common Stock.

	(e)	CUSIP Number

001754100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 10,860,275 (1)

    (b) Percent of class: 13.8%

    (c) Number of shares as to which such person has:

    (i)  Sole power to vote or to direct the vote: 10,860,275 (1)

    (ii) Shared power to vote or to direct the vote: 0

    (iii) Sole power to dispose or to direct the disposition of: 10,860,275  (1)

    (iv) Shared power to dispose or to direct the disposition of: 0

(1)
Includes (i) 8,541,941 shares of common stock held directly by Mr. Baksa, (ii) 310,000 shares held by the Stephen D. Baksa 2012 Trust F/B/O Sarah E. Marra, F/B/O Brian S. Baksa, (iii) a common stock purchase warrant to acquire 1,250,000 shares of common stock at $0.40 per share, (iv) a common stock purchase warrant to acquire 125,000 shares of common stock at $0.80 per share, (v) a common stock purchase warrant to acquire 83,334 shares of common stock at $0.80 per share, (vi) a common stock purchase warrant to acquire 150,000 shares of common stock at $0.25 per share, (vii) a common stock purchase warrant to acquire 50,000 shares of common stock at $0.25 per share, (viii) a common stock purchase warrant to acquire 100,000 shares of common stock at $0.25 per share and (ix) a common stock purchase warrant to acquire 250,000 shares of common stock at $0.40 per share.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2013	/s/ Stephen D. Baksa
Stephen D. Baksa